March 22, 2019

Sing Wang
Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1306, 13/F, AIA Central, Connaught Road
Central, Hong Kong

       Re: CM Seven Star Acquisition Corporation
           Amendment No. 2 to
           Preliminary Proxy Statement on Schedule 14A
           Filed March 11, 2019
           File No. 001-38261

Dear Mr. Wang:

       We have reviewed your March 11, 2019 response to our comment letter and your amended proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information and amending your proxy statement or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 25, 2019 letter.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Comparative Per Share Information, page 17

1. We note your response to comment 2. As previously requested, please revise your comparative per share data to include the equivalent pro forma per share data of Kaixin.
      Refer to Instruction 2 to paragraphs (b)(8), (b)(9) and (b)(10) of Item 14 of Schedule 14A
      for guidance on how to calculate equivalent pro forma per share data of the target company.
2. Please revise your calculation of CM Seven Star's historical book value per share to be based on CM Seven Star's net assets. If you continue to believe it is appropriate to exclude your mezzanine equity from the numerator of this metric but include the
 Sing Wang
FirstName LastNameSing Wang
CM Seven Star Acquisition Corporation
Comapany2019
March 22, NameCM Seven Star Acquisition Corporation
March 22, 2019 Page 2
Page 2
FirstName LastName
         mezzanine equity shares in the denominator of this metric, please tell us why.
Risk Factors
"Kaixin relies on contractual obligations rather than government filings to ensure its continued title to vehicles...", page 51

3. We note your disclosure here that Kaixin could incur costs attempting to recover from the lessor its losses from the unauthorized sale of vehicles. Please also disclose here or in a separate risk factor any additional risks you could face in the event of unauthorized sales.
         For example, discuss any potential inventory shortages affecting your sales.
The Business Combination Proposal
General Description of the Business Combination, page 75

4. We note your response to comment 3 and your revised disclosure on page 81 summarizing the report provided by Deloitte Advisory. Please revise your filing to quantify any fees paid to Deloitte Advisory and its affiliates with regards to the report, and any material relationships that existed during the past two years between you and your affiliates and
         Deloitte Advisory, as required by Item 1015(b)(4) of Regulation M-A. In this regard, the report appears to be materially related to the transaction. Alternatively, tell us why you believe such disclosure is not required.
Unaudited Pro Forma Condensed Combined Financial Information, page 132

5. We note your response to comment 6 and the related revisions to your pro forma financial statements. Please refer to pro forma adjustment 6 to your condensed combined statement of operations for the nine months ended September 30, 2018. With reference to Rules 11-
         02(b)(5) and (b)(6) of Regulation S-X, please note that while pro forma adjustments related to the pro forma balance sheet should include adjustments that are nonrecurring, pro forma adjustments related to the pro forma statement of comprehensive income should not include nonrecurring charges or credits. If a nonrecurring charge and related tax effects are material and will be included in the income of the registrant within the 12 months succeeding the transaction, such nonrecurring charge and related tax effects should be disclosed within the pro forma narrative disclosures. Since your pro forma statement of operations presents the nine months ended June 30, 2018 for Kaixin and the impairment charges currently reflected in pro forma adjustment 6 occurred after that date, these nonrecurring impairment charges should not be reflected as a pro forma adjustment to the pro forma statement of operations. Please revise accordingly. Kaixin Auto Group Financial Statements for the Six Months Ended June 30, 2018 Notes to Unaudited Condensed Consolidated Financial Statements, page F-63

6. We note your response to comment 7. We understand from your disclosures, your response, and the revisions to your risk factor entitled "Kaixin may have exposure to greater than anticipated tax liabilities" that for value-added tax purposes, Kaixin believes
 Sing Wang
CM Seven Star Acquisition Corporation
March 22, 2019
Page 3
      it is viewed as a service provider rather than a used automobile reseller due to the ancillary agreements with the Jieying Executives and Dealership employees. We also note the disclosure in your risk factor that the relevant tax authorities could reach a different decision, and such a determination would have a material adverse effect on
      Kaixin's financial results. Please provide us with your analysis of whether any disclosures about this matter are required in the footnotes to your financial statements in order to comply with ASC 235-10-50-1, ASC 275-10-50-6 or ASC 450-20-50-3.
       You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Jennifer
Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at 202-551-2545 or Jennifer L pez-Molina, Staff Attorney, at 202-551-3792 with any other questions.



                                                           Sincerely,
FirstName LastNameSing Wang
                                                           Division of
Corporation Finance
Comapany NameCM Seven Star Acquisition Corporation
                                                           Office of Consumer
Products
March 22, 2019 Page 3
cc:       Giovanni Caruso
FirstName LastName